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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Cato Corporation

(Name of Issuer)

Class A Common Stock, par value $.033 per share

(Title of Class of Securities)

1429205106

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 1429205106

1.	Name of Reporting Person: Roseneath GP, Inc.		I.R.S. Identification Nos. of above persons (entities only): 56-1950389

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,860,877 Shares Class A Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,860,877 Shares Class A Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,860,877 shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.7%

12.	Type of Reporting Person: CO

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13G

Item 1.
	(a)	Name of Issuer:
The Cato Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
8100 Denmark Road, Charlotte, North Carolina 28273-5975

Item 2.
	(a)	Name of Person Filing:
Roseneath GP, Inc.
	(b)	Address of Principal Business Office or, if none, Residence:
8100 Denmark Road, Charlotte, North Carolina 28273-5975
	(c)	Citizenship:
North Carolina
	(d)	Title of Class of Securities:
Class A Common Stock, par value $.033 per share
	(e)	CUSIP Number:
1429205106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
1,860,877 shares of Class A Common Stock*
(b) Percent of class:
8.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,860,877 shares of Class A Common Stock*
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,860,877 shares of Class A Common Stock*
(iv) Shared power to dispose or to direct the disposition of:
0

*As of December 31, 2002, the number of shares includes 2,011 shares of Class A Common Stock and 1,858,866 shares of Class B Common Stock of the Issuer (which shares are convertible at any time on one-for-one basis into shares of Class A Common Stock) held by the Cato’s Roseneath Limited Partnership (the “Partnership”). The general partner of the Partnership is Roseneath GP, Inc., which controls the voting and disposition of the Class A and Class B Common Stock held by the Partnership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

When Roseneath GP, Inc. determines to make distributions from the Partnership, Edgar T. Cato, through other entities and trusts, has the right to receive more than 5% of the distributions in cash or in kind. Some of the distributions may frequently include cash amounts equal to some of the dividends received on the Class A Common Stock and Class B Common Stock held by the Partnership and some of the proceeds from the sale of such stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2003 Date

ROSENEATH GP, INC.

By:	/s/ Aaron A. Smith
Name:	Aaron A. Smith
Title:	Vice President

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